245 Summer Street

Fidelity® Investments

Boston, MA 02210

August 15, 2016

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:

Fidelity Union Street Trust II (the trust): File Nos. 033-43757 and 811-06452

Fidelity Arizona Municipal Money Market Fund

Fidelity Municipal Money Market Fund (the fund(s))

Post-Effective Amendment No. 45

________________________________________________________________________

Ladies and Gentlemen:

Pursuant to Rule 8b-16 under the Investment Company Act of 1940, as amended, Regulation S-T and Rule 485(a) under the Securities Act of 1933, as amended, (33 Act) transmitted herewith on behalf of the trust is Post-Effective Amendment No. 45 to the trust’s current effective Registration Statement on Form N-1A. This transmission contains a conformed signature page, the manually signed original of which is maintained at the offices of the trust.

This filing contains the Prospectuses and Statements of Additional Information for the fund(s) referenced above. Pursuant to Rule 472 under the 33 Act, each fund’s Prospectuses and SAIs, as filed herein, have been tagged to indicate modifications and editorial changes made since the filing of Post-Effective Amendment No. 43.

 This filing also serves to make other non-material changes.

Pursuant to Rule 485(a), the trust elects an effective date of October 29, 2016.  We request your comments by September 14, 2016.

Please contact Jamie Plourde at (817) 474-7037 in connection with any questions or comments regarding this filing

||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||	Very truly yours,

/s/ Jamie Plourde
Jamie Plourde
Legal Product Group